UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INDEPENDENT BANK GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45384B106

(CUSIP Number)

David J. Wermuth

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45384B106

1	NAME OF REPORTING PERSON Trident IV Depository Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 1,300,363
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 1,300,363
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,300,363
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON OO

* All percentages of shares of Common Stock (as defined below) outstanding contained herein are based on 27,806,877 shares outstanding as of October 25, 2017.

SCHEDULE 13D

CUSIP No. 45384B106

1	NAME OF REPORTING PERSON Trident IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 1,300,363
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 1,300,363
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,300,363
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON PN

* All percentages of shares of Common Stock (as defined below) outstanding contained herein are based on 27,806,877 shares outstanding as of October 25, 2017.

SCHEDULE 13D

CUSIP No. 45384B106

1	NAME OF REPORTING PERSON Trident Capital IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 1,300,363
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 1,300,363
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,300,363
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON PN

* All percentages of shares of Common Stock (as defined below) outstanding contained herein are based on 27,806,877 shares outstanding as of October 25, 2017.

SCHEDULE 13D

CUSIP No. 45384B106

1	NAME OF REPORTING PERSON Trident IV PF Depository Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 22,015
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 22,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON OO

* All percentages of shares of Common Stock (as defined below) outstanding contained herein are based on 27,806,877 shares outstanding as of October 25, 2017.

SCHEDULE 13D

CUSIP No. 45384B106

1	NAME OF REPORTING PERSON Trident IV Professionals Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 22,015
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 22,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

* All percentages of shares of Common Stock (as defined below) outstanding contained herein are based on 27,806,877 shares outstanding as of October 25, 2017.

SCHEDULE 13D

CUSIP No. 45384B106

1	NAME OF REPORTING PERSON Stone Point GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 22,015
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 22,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON OO

* All percentages of shares of Common Stock (as defined below) outstanding contained herein are based on 27,806,877 shares outstanding as of October 25, 2017.

SCHEDULE 13D

CUSIP No. 45384B106

1	NAME OF REPORTING PERSON Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 1,322,378
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 1,322,378
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,322,378
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON OO

* All percentages of shares of Common Stock (as defined below) outstanding contained herein are based on 27,806,877 shares outstanding as of October 25, 2017.

Item 1.	Security and the Issuer

This Schedule 13D/A (the “Amendment”) constitutes Amendment No. 1 to the Reporting Persons’ 13D initially filed on April 11, 2017 (the “Original Schedule 13D”). Except as amended herein, the Original Schedule 13D remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth or incorporated by reference in Item 6 is hereby incorporated herein by reference thereto.

On November 29, 2017, each of the Depositories entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and the underwriters named therein, pursuant to which the Depositories agreed to sell to the Underwriters a total of 440,794 shares of Common Stock. The settlement date was December 6, 2017.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Underwriting Agreement attached hereto as Exhibit B and is incorporated herein by reference thereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a), (b) The following disclosure assumes that there are 27,806,877 shares of Common Stock of the Issuer outstanding.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	each of (i) Trident IV Depository; (ii) Trident IV, in its capacity as sole member of Trident IV Depository; and (iii) Trident IV GP, in its capacity as sole general partner of Trident IV, may be deemed to beneficially own an aggregate of 1,300,363 shares of Common Stock held by Trident IV Depository, representing approximately 4.7% of the Common Stock outstanding.

•	each of (iv) Trident IV PF Depository, (v) Trident IV PF, in its capacity as sole member of Trident IV PF Depository, and (vi) Trident IV PF GP, in its capacity as sole general partner of Trident IV PF, may be deemed to beneficially own an aggregate of 22,015 shares of Common Stock held by Trident IV PF Depository, representing approximately 0.1% of the Common Stock outstanding; and

•	in its capacity as the manager of Trident IV and Trident IV PF, Stone Point may be deemed to beneficially own an aggregate of 1,322,378 shares of Common Stock, representing approximately 4.8% of the Common Stock outstanding.

Each of the single member limited liability companies that is a general partner of Trident IV GP (and the related individuals) disclaims beneficial ownership of the Common Stock that is, or may be deemed to be, beneficially owned by Trident IV GP. Each of the shareholders of Trident IV PF GP disclaims beneficial ownership of the Common Stock that is, or may be deemed to be, beneficially owned by Trident IV PF GP. The individual members of Stone Point each also disclaims beneficial ownership of the Common Stock that is, or may be deemed to be, beneficially owned by the Reporting Persons. This report shall not be construed as an admission that such persons are the beneficial owners of any or all of the Common Stock for any purpose.

The limited partnership agreement of Trident IV has the effect of conferring shared voting and dispositive power over the aggregate of 1,300,363 shares of Common Stock to Trident IV and its general partner, Trident IV GP. The limited partnership agreement of Trident IV PF has the effect of conferring shared voting and dispositive power over the aggregate of 22,015 shares of Common Stock to Trident IV PF and its general partner, Trident IV PF GP. As further described above in Item 2, pursuant to certain management agreements, Stone Point has received delegated authority by Trident IV GP and Trident IV PFGP to exercise shared voting rights with respect to the aggregate of 1,322,378 shares of Common Stock on behalf of the Stone Point Partnerships, but Stone Point does not have any power with respect to disposition of Common Stock held by the Stone Point Partnerships.

(c) Except as otherwise described herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) As a result of the sale pursuant to the Underwriting Agreement, each Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer on December 6, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Underwriting Agreement provided in Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

A	Joint Filing Agreement, dated as of April 11, 2017 (incorporated by reference to Exhibit A to Original Schedule 13D).

B	Underwriting Agreement, dated November 29, 2017 (incorporated by reference to Exhibit 1.1 of the Issuer’s Form 8-K filed on November 30, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2017

TRIDENT IV DEPOSITORY HOLDINGS LLC

By: Trident IV, L.P., its sole member
By: Trident Capital IV, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

TRIDENT IV, L.P.

By: Trident Capital IV, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

TRIDENT CAPITAL IV, L.P.

By: DW Trident GP, LLC, a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

TRIDENT IV PF DEPOSITORY HOLDINGS LLC

By: Trident IV Professionals Fund, L.P., its sole member
By: Stone Point GP Ltd., a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

TRIDENT IV PROFESSIONALS FUND, L.P.

By: Stone Point GP Ltd., its sole general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

STONE POINT GP LTD.

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

STONE POINT CAPITAL LLC

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Senior Principal